Contact

www.linkedin.com/in/merav-kaplan-goldman-97b20a7 (LinkedIn)

Top Skills

Leadership Development
Leadership
Community Outreach

Languages

English (Native or Bilingual)
Hebrew (Professional Working)

Merav (Kaplan) Goldman

Co-Founder & CEO at All Better Co. // Community Round open! Invest as little as $100 to be part of something better. Join us at the link below!

Los Angeles, California, United States

Summary

Proud Co-Founder of All Better Co., a fast-growing CPG brand on a mission to make First Aid better. Consider this your reminder to toss that expired Neosporin and start caring for your skin beyond just your face!

We created our award-winning Don’t Scratch That Pen to solve our own families’ pain, and now we’re thrilled to share it—along with other thoughtfully designed, fiercely effective products—with the world.

We’ve come this far thanks to the investments of mostly women and some incredible male allies, and we’re just getting started. As we continue scaling in this multi-billion-dollar industry, we’re excited for what’s ahead.

If you’re looking to invest in a rapidly growing CPG brand with big plans, let’s connect!

Specialties: Strategic planning, team management, organizational development, project execution, product ideation, and systems development.

Experience

All Better Co.
Co-Founder + CEO
June 2020 - Present (4 years 11 months)
www.allbetterco.com

All bodies. All days. All Better Co.

Eye to Eye Parenting
Founder

March 2018 - 2022 (4 years)

Eye to Eye Parenting offers workshops and support using the Positive Discipline approach to parenting. We give parents tools to raise confident, kind and overall "good humans." Check out our website for more information.

Eye to Eye Teaching offers workshops for educators and administrators on the value of Positive Discipline in the classroom. Through workshops and one-on-one sessions we help educators support students and teachers create safe spaces for growth and development using respectful and long-term approaches to help raise good humans.

CityMoms.com
Co-Founder and COO

June 2015 - June 2017 (2 years 1 month)

Part of the Founding team revolutionizing how families discover, book and experience kids activities with CityMoms.

MG Consulting
Owner

May 2014 - June 2015 (1 year 2 months)

Consulting with for-profit and non-profit businesses in all fields in the areas of: strategic growth, company structure, project management, HR and overall organizational management.

Currently welcoming new clients interested in taking on reflective practices in growing, maintaining or changing their businesses. With years of experience serving as a thought partner to high level executives I work with clients to get from point A to point B with an open and honest approach that encourages an efficient process to getting there.

The Jewish Federation of Greater Los Angeles
Vice President of Management and Administration, Programs for Jewish Life

January 2013 - May 2014 (1 year 5 months)

- Manage internal operations of EJF strategic initiative programs including development and
implementation of systems for program planning, evaluation and follow-up.
- Issue recommendations related to functionality of department professionals and committees.

- Act as primary liaison to and with Communications, Facilities, HR and Accounting departments.
- Track progress within programs and committees.
- Lead and direct EJF staff of thirty to follow administrative procedures and protocols outlined in company policies.
- Work with EJF staff to ensure high levels of work product among professional staff and achievement of important milestones for the organization.
- Develop and maintain inter-departmental and intra-departmental communication.
- Collaborate with Senior Vice President, EJF, on overall operations of the department, including program implementation, professional evaluations, staffing needs, and personnel recruiting.
- Represent the office of the Sr. VP, EJF in his absence.
- Liaise with senior management and lay leadership on behalf of Sr. VP, EJF.
- Serve as a resource to Campaign staff in proposal development, briefings of staff and donors, and
stewardship of donors.
- Manage non-salary-related budgets totaling over $10 million.
- Advise and serve as "strategic thought partner" for EJF senior staff as related to management,
supervisorial challenges and strategies for working with lay leadership.
- Manage crises and troubleshoot.
- Maintain consistency of criteria for awarding EJF grants and allocations while ensuring transparency of the application and decision-making process.

The Jewish Federation of Greater
Managing Director
April 2011 - December 2012 (1 year 9 months)

· Serve as Chief of staff to manage the internal operations of programs and committees providing input and recommendations on the professional functions of the department.
· Advise Senior VP, EJF, providing extensive professional assistance, project and process management, as well as recommendations on issues including professional evaluations, staffing and recruiting
· Develop and implement systems for program planning, evaluation and follow-up.
· Responsible for developing and maintaining inter- and intra-departmental communication.
· Liaise with senior management staff and lay leadership on behalf of Senior VP, EJF.

· Serve as a resource to Campaign in proposal development, briefings of staff and donors, and stewardship of donors.

Jewish Federation of Greater Los Angeles

Assistant Director, Leadership Development

October 2008 - April 2011 (2 years 7 months)

· Provided consultation to community organizations in strategic planning, board development and organizational development

· Facilitated interdepartmental committee focused on collaboration information sharing and training

· Created strategy to reengage and retain 30 years of alumni from nationally recognized leadership program

· Pioneered cross departmental process for placement of volunteers into meaningful positions

· Planned and implemented mentorship program designed to bring well established donors in communication with the next generation of organizational leadership

Women's Campaign

Campaign Associate

June 2007 - October 2008 (1 year 5 months)

· Partnered with volunteers to plan and execute a fundraising luncheon for over 300 women

· Coordinated all campaign division efforts for the annual "Super Sunday" fundraiser, raising over $3.5 million

Jewish Federation of Greater Los Angeles

Assistant Education Director, International Programs

September 2004 - June 2007 (2 years 10 months)

· Formalized outreach to schools to educate about the organization's impact on the community

· Oversaw annual international grant allocations of $365,000

· Generated strategic planning documents as a resource for Federation programs and endowment initiatives

· Cultivated relationships with high level leadership through international travel and collaborative; Director of Curriculum

· Supervised teacher planning and implementation of program curriculum

· Collaborated with Associate Director to restructure and streamline educational programs

· Assessed and developed curriculum focused on improving ongoing student engagement and learning
· Planned and implemented professional development opportunities for all staff

Education

Jewish Theological Seminary of America
Master of Arts, Jewish Education · (2002 - 2004)

San Diego State University-California State University
Bachelor's degree, International Security and Conflict Resolution · (1998 - 2002)